

May 21, 2018

Alexandria Forbes
President and Chief Executive Officer
MeiraGTx Holdings plc
430 East 29th Street, 10th Floor
New York, NY 10016

>   **Re: MeiraGTx Holdings plc**
>   **Registration Statement on Form S-1**
>   **Filed May 14, 2018**
>   **File No. 333-224914**

Dear Dr. Forbes:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2018 letter.

Form S-1 Filed May 14, 2018

LCA4, page 125

1.   We note your response to prior comment 7. Please revise to clarify the development status of AAV-AIPL1. It is unclear whether you plan todevelop AAV-AIPL1 for marketing approval or continue to only manufacture and release this candidate pursuant to the compassionate use program. Additionally, please disclose how many patients at Moorfields Eye Hospital are receiving treatment, whether, and if so how, the compassionate use program may enable a pathway to marketing approval, and a

   description of any results observed during the program. To the extent that you have
continuing obligations to report results of this program to MHRA, please state this fact.

  You may contact Mary Mast at 202-551-3613 or Lisa Vanjoske at 202-551-3614 if you
have questions regarding comments on the financial statements and related matters. Please
contact Jeff Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any other questions.

               Division of Corporation Finance
               Office of Healthcare & Insurance

cc: Peter Handrinos, Esq.